                                                                     EXHIBIT 2.2



                            VERSO TECHNOLOGIES, INC.
                         400 GALLERIA PARKWAY, SUITE 300
                             ATLANTA, GEORGIA 30339

                         ELTRAX HOSPITALITY GROUP, INC.
                         400 GALLERIA PARKWAY, SUITE 300
                             ATLANTA, GEORGIA 30339



                                October 18, 2000



AremisSoft Corporation
216 Haddon Avenue, Suite 607
Westmont, New Jersey 08108

         RE: AGREEMENT FOR THE PURCHASE AND SALE OF ASSETS, DATED SEPTEMBER 28, 2000 (THE "AGREEMENT"), BY AND AMONG AREMISSOFT CORPORATION ("PURCHASER"), VERSO TECHNOLOGIES, INC. (FORMERLY, ELTRAX SYSTEMS, INC.) ("VERSO") AND ELTRAX HOSPITALITY GROUP, INC. ("EHGI")

Gentlemen:

         With reference to the Agreement and in conjunction with the Closing, this letter will confirm and memorialize our additional agreement with respect to certain matters set forth below. Capitalized terms used herein but not defined shall have the respective meanings given to them in the Agreement.

1. Under Section 11.9 of the Agreement we agreed to endeavor in good faith to finalize the following exhibits to the Agreement, and that our approval of these documents would be an additional condition precedent to the Closing of the Transaction (copies of each of the following exhibits are attached to this letter agreement):

         (i)   Exhibit 8.1(7)  -  Opinion of Counsel to Verso and EHGI;
         (ii)  Exhibit 8.1(12) -  Distribution Agreement for Squirrel Product;
         (iii) Exhibit 8.1(13) -  Distribution Agreement for Senercomm Product;
         (iv)  Exhibit 8.1(6)  -  Opinion of Counsel for Purchaser; and
         (v)   Exhibit 8.2(9)  -  Assumption of Liabilities Agreement.

Purchaser, Verso and EHGI approve of the above-listed exhibits, in both form and substance, and acknowledge that the condition precedent in Section 11.9 of the Agreement is hereby satisfied.

AremisSoft Corporation
October 18, 2000
Page 2

2. Reference is made to Section 3.1 of the Agreement in which we agreed to proceed in good faith to finalize the purchase agreement for the Related Transactions as soon as practicable, and consistent with the terms set forth in the Agreement, to the extent possible, given the nuances of the laws of the various countries in which the Affiliated Sellers are located. Further, given that the Transaction and each of the Related Transactions are interrelated and dependent on one another, we agreed that none of the transactions would close unless all of them closed.

         Accordingly, as of the date of this letter agreement the Transaction and the Related Transaction between Purchaser (or one of its affiliates) and Eltrax Systems Scandinavia AS (Norway) are in a position to close pursuant to the terms of the Agreement. However, it has come to our attention that the Related Transactions between the following foreign operations of EHGI will not close on or by the Closing Date: Eltrax (Australia) PTY. Ltd. (Australia); Eltrax Holdings, AG and Eltrax AG (Switzerland); Eltrax Group, Inc. (Belgium); Eltrax Hospitality Ltd. (Hong Kong); Eltrax (Malaysia) SBD. BHD. (Malaysia); Eltrax Systems, Pte. Ltd. (Eltrax Hospitality Technologies PTE. Ltd.) (Singapore); and Eltrax Hospitality U.K. Ltd. (United Kingdom) (collectively, the "Remaining Related Transactions").

         Notwithstanding the foregoing, or anything to the contrary contained in the Agreement, Verso, EHGI and Purchaser hereby agree to consummate the Transaction and the Related Transaction in a position to close on or by the date of this letter agreement, and to consummate the Remaining Related Transactions as soon as practicable after the Closing Date at the same terms and price as stated in the Agreement.

         Verso and EHGI covenant and agree that during the period between the Closing Date and the date on which each Remaining Related Transaction is closed, the respective business of the Affiliated Sellers which are a party to the Remaining Related Transactions shall be conducted in the manner specified in
Section 7.6 of the Agreement as it may be applied to each Affiliated Seller given the laws and restrictions in their respective jurisdictions. Furthermore, Verso, EHGI and Purchaser agree that the Acquired Assets and Assumed Liabilities in each Remaining Related Transaction shall be those assets and liabilities contained in the balance sheet and other financial information for each Affiliated Seller who is a party to such transaction as reflected in the attached financial statements.

         In the event that any one of the Related Transactions fails to close as contemplated by Section 3.1 of the Agreement, then Verso and Purchaser shall use their very best efforts to restructure each such Related Transaction in order to convey to Purchaser the business related to the Related Transaction in such a way as to preserve the net economic benefit of the Related Transaction to Purchaser for a consideration equal to the consideration allocated to the Related Transaction in Section 3.1 of the Agreement.

AremisSoft Corporation
October 18, 2000
Page 3

3. Under Section 8.1(1), the obligation of the Purchaser to effect the Transaction is conditioned upon receiving consents from third parties specified in Schedule 8.1(1) to the Agreement. Purchaser hereby waives the following third party consents:

         (i) IPC Commercial Properties/Office Building Lease Agreement dated May 13, 1993, as amended;

         (ii)     VAR Agreement, SynXis, Inc. and Eltrax Systems, Inc.;

         (iii) Remarketer Sales and License Agreement/Southern DataComm, Inc. and Encore Systems, Inc., dated May 8, 1997;

         (iv) Agreement/DecisionOne Corporation and Lodgistix, Inc., dated September 4, 1997, and extended on August 7, 1998;

         (v) Software License Agreement/Electronic Data Systems Corporation, dated November 13, 1992, as amended on September 9, 1994; and

         (vi) The parties on the LANmark matrix attached as Addendum A with the designation "GVNMTDA FORM 4067R Feb. '87" in the "Software Agreement" column on the matrix, pursuant to their respective Order for Supplies or Servicer/Request for Quotations.

         With respect to the third party consents specified in (i)-(v) inclusive, the parties will use commercially reasonable efforts to obtain as soon as possible. With respect to the third party consent specified in (vi) above, Purchaser waives this consent in its entirety.

4. After the Closing, Verso agrees to assist and cooperate with Purchaser in establishing a bank account at the Bank of America wherein deposits may be made even though the payee on checks is one of the trade names used by the Acquired Business. In addition, Verso agrees to assist and cooperate with Purchaser in developing a procedure with PNC Bank, National Association which will result in the transfer to Purchaser of payments made after the Closing relating to the payment of invoices issued by the Acquired Business in one of the trade names used by the Acquired Business.

AremisSoft Corporation
October 18, 2000
Page 4


         This letter may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one instrument. Copies, whether facsimile, photostatic or otherwise, of signatures to this letter shall be deemed to be originals and may be relied on to the same extent as the originals.


VERSO TECHNOLOGIES, INC.                    ELTRAX HOSPITALITY GROUP, INC.


By: /s/ Juliet M. Reising                   By: /s/ Juliet M. Reising
    ------------------------------              --------------------------------

Its:   Executive Vice President             Its   Executive Vice President
       and Chief Executive Officer                and Chief Executive Officer


ACCEPTED AND AGREED TO BY THE UNDERSIGNED.

AREMISSOFT CORPORATION


By: /s/ Roys Poyiadjis

Its: President and Chief Executive Officer